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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 23, 2002

                        Commission File Number: 001-14404

                           Telefonica del Peru S.A.A.
             (Exact name of registrant as specified in its charter)

                               Telefonica of Peru
                 (Translation of registrant's name into English)

                              Avenida Arequipa 1155
                            Santa Beatriz, Lima, Peru
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X Form 40-F
                                       ---         ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                   Yes    No X
                                      ---   ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                   Yes    No X
                                      ---   ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                   Yes    No X
                                      ---   ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                           Telefonica del Peru S.A.A.

                                TABLE OF CONTENTS

Item

1. Free translation of a letter to the Lima Stock Exchange dated January 21, 2003, relating to a key event approved by the Board of Directors.



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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Telefonica del Peru S.A.A.

Date:  January 23, 2002             By:    /s/ Julia Maria Morales Valentin
                                       -----------------------------------------
                                       Name:   Julia Maria Morales Valentin
                                       Title:  General Counsel of Telefonica del
                                               Peru S.A.A.

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                                                                          Item 1



                                   TRANSLATION



GGR-135-A-021/2002
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Lima, January 21, 2003



Messers.
LIMA STOCK EXCHANGE
Lima.-


Ref: Key Events


Dear Sirs,

According to the Peruvian Regulations of Key Events, Private Information and Other Communications approved by the Resolution of CONASEV No.
107-2002-EF/94.10, the Board of Directors of Telefonica del Peru S.A.A. assigned Mrs. Julia Maria Morales Valentin as the Representative to the Stock Exchange.

Sincerely yours,


Julia Maria Morales Valentin
General Councel and Secretary
Telefonica del Peru S.A.A.